Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               July 17, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



        Re:                         FT 8813
             Limited Duration Fixed Income ETF Portfolio, Series 36
                                 (the "Trust")
                      CIK No. 1811601 File No. 333-239297
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. THE STAFF NOTES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND SHARES ISSUED BY EXCHANGE-TRADED FUNDS ("ETFS"). IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs in its portfolio that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the prospectus.

Portfolio Selection Process
___________________________

      2. THE STAFF NOTES THAT THE FIRST PARAGRAPH UNDER THIS SECTION DESCRIBES THAT THE TRUST WILL HAVE A WEIGHTED AVERAGE MODIFIED DURATION OF FOUR YEARS OR LESS. THE DISCLOSURE STATES THAT "MODIFIED DURATION REFERS TO THE PERCENTAGE
PRICE CHANGE OF A SECURITY FOR A GIVEN CHANGE IN YIELD." PLEASE CONSIDER CHANGING THE REFERENCE TO "YIELD" IN THIS SENTENCE TO "INTEREST RATE."

      Response: The Trust notes that comment 2 has been addressed in the response to comment 3.

      3. PLEASE RECONCILE THE THIRD PARAGRAPH OF THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" WITH THE DEFINITION OF "MODIFIED DURATION" IN THE FIRST PARAGRAPH. ADDITIONALLY, PLEASE CONSIDER ADDING EXAMPLES TO THE DEFINITION OF "MODIFIED DURATION" SIMILAR TO THOSE INCLUDED IN THE THIRD PARAGRAPH IN RELATION TO DURATION.

      Response: In accordance with the Staff's comments, the disclosure under the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

      "The Trust is a unit investment trust which invests in a broad range of ETFs. The ETFs invest in U.S. and foreign fixed-income securities. Under normal circumstances, the Trust will have a weighted average modified duration of four years or less.

      The modified duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond's weighted average term to maturity. The higher the modified duration of a security, the more sensitive it will be to changes in interest rates. In general, modified duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year modified duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

      The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs. The Trust's exposure to emerging markets will be capped at 8% on the Initial Date of Deposit."

Risk Factors
____________

      4. PLEASE UPDATE THE RISK DISCLOSURES IN LIGHT OF CURRENT MARKET CONDITIONS, INCLUDING UPDATING THE INTEREST RATE RISK DISCLOSURE TO NOTE CURRENT HISTORICALLY LOW INTEREST RATES AND GOVERNMENTAL INTERVENTIONS AND THEIR IMPACT ON THE TRUST'S INVESTMENTS. SEE IMGU-2014-01.

      Response: The Trust believes that the disclosure, as currently presented, appropriately reflects current market conditions, including historically low interest rates and the impact of governmental interventions.

      5. THE RISK FACTORS IDENTIFY LEVERAGE RISK AS A PRINCIPAL RISK. PLEASE INCLUDE IN THE PORTFOLIO CONTENTS SECTION THE TYPES OF SECURITIES THAT THE TRUST HOLDS THAT MAY GIVE RISE TO THIS PRINCIPAL RISK.

      Response: The referenced disclosure will be removed from the prospectus.

Public Offering
_______________

      6. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THIS SECTION.

      Response: The paragraph under the section of the prospectus entitled "Maximum Sales Charge" will be replaced in its entirety with the following:

      "The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee."

General Comments
________________

      7. ALTHOUGH THE INFORMATION SUPPLEMENT IS NOT PART OF THE PROSPECTUS, PLEASE NOTE THAT THE REGISTRANT SHOULD MAKE SURE THAT THE INFORMATION SUPPLEMENT IS ACCURATE AND ONLY REFLECTS INFORMATION AS TO THE INVESTMENTS OF THE TRUST COVERED BY THE REGISTRATION STATEMENT.

      Response: Given that certain of the underlying Funds held by the Trust have portfolios that can change over time, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. However, the following disclosure will be added to the Trust's prospectus to clarify that the Trust/underlying Funds will not always have exposure to or invest in certain investments included in the Information Supplement:

      "You should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time."

In addition, the following disclosure will be added to the lead in paragraph to the Information Supplement:

      "However, you should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                Very truly yours,

                                                CHAPMAN AND CUTLER LLP


                                                By /s/ Daniel J. Fallon
                                                   ____________________
                                                   Daniel J. Fallon